UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2020

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Good performance from projects and operations

Iain Ross, CEO, Golar LNG, said:

"Golar is pleased to report Q3 operating revenues of $95.2 million and adjusted EBITDA1 of $57.3 million, driven by a tenth consecutive quarter of uninterrupted commercial uptime in FLNG. Q3 TCE1 for the fleet at $39,100/day is above prior guidance of $35,000/day and driven by a higher year on year utilization of 80% for the quarter. TCE1 from the TFDE1 vessels excluding dry-dock days amounted to $43,800 for the quarter.

We concluded the force majeure event with BP on the Gimi FLNG project, which resulted in an anticipated delay of 11 months to the project. All other terms of the 20 year lease and operating agreement remained unchanged. The project has ramped up manning levels to pre-lockdown numbers and remains on track to the new dates and with no material change to the overall project budget.

The Viking conversion project is on track for completion and customer acceptance before the end of the year with the now re-named vessel LNG Croatia currently preparing for commissioning activities. Upon acceptance by LNG Hrvatska, expected in December, the project will release approximately $17 million of cash to Golar, with a further $30 million expected in January 2021.

The power station in Sergipe including FSRU Nanook earned full capacity payments during the quarter. Golar’s 50% proportionate share of Hygo Energy Transition Ltd's adjusted EBITDA1 for the quarter, amounted to $15.6 million."

Financial Summary

(in thousands of $)	Q3 2020	Q3 2019	% Change	YTD 2020	YTD 2019	% Change

Total operating revenues	95,152	98,670	(4)%	319,953	309,702	3%
Net loss attributable to Golar LNG Ltd	(21,802)	(82,301)	(74)%	(281,683)	(236,724)	19%
Adjusted EBITDA[1]	57,287	58,932	(3)%	200,645	161,492	24%
Operating income	30,632	(13,666)	(324)%	80,148	(8,237)	(1073)%
Dividend per share	—	—	—%	—	0.150	(100)%
Adjusted net debt[1]	2,649,778	2,294,932	15%	2,649,778	2,294,932	15%

Q3 highlights and recent events

Financial:

•Received committed terms for a new $100 million credit facility backed by Golar’s interest in Hygo Energy Transition Ltd. ("Hygo").
•Term sheet in advanced discussion with a major bank for an incremental $125 million credit facility, drawable upon IPO of Hygo.
•A further $75 million drawn down against FLNG Gimi debt facility concluded in Q4.
•Additional proposals that would improve liquidity by around $70 million currently under consideration. These include a refinancing of Golar Frost for which terms have been received and an extension or refinancing of the margin loan secured by our interest in Golar LNG Partners LP ("Golar Partners"). The financing of Golar Seal has been extended to January 2022.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•Callum Mitchell-Thomson who joined in April has, for personal reasons, decided to resign from his position as CFO. The Board wants to thank Callum for his valuable contribution during the time he was here. His function will now be assumed by Karl Fredrik Staubo, who, for the time being, will also remain as CEO of Golar Partners.

Shipping:

•Shipping results adversely impacted by Golar Tundra's extended dry-dock due to Singapore lockdown preventing any work for several months.
•Q3 2020 average daily Time Charter Equivalent (“TCE”)1 earnings of $39,100 for the fleet, above guidance and higher than the $35,200 achieved in Q3 2019.
•Utilization at 80%, down on the 93% achieved in Q2 2020 but up on the 65% realized in Q3 2019 as a result of a stronger contract portfolio.
•Q3 2020 TFDE1 vessel TCE1 of $43,800, excluding days in dry dock.
•Conclusion of several term contracts added $123 million of revenue backlog1 during Q3 to date resulting in $198 million of revenue backlog1 as at 30 September.
•Downside risk materially reduced through increased utilization and fixed rate charter coverage.

FLNG:

•FLNG Hilli Episeyo off-loaded 47th cargo, with 100% commercial uptime maintained. Scheduled maintenance shutdown completed in October without issue.
•Agreed revised FLNG Gimi project schedule with BP, ending the force majeure event under the Lease and Operate Agreement ("LOA") with BP.
•Agreed amendment to FLNG Hilli Episeyo tolling agreement that removes cap on gas reserves available for future liquefaction and allows for billing of prior and future over production.
•Constructive discussions on proving up additional reserves and increasing utilization of Hilli Episeyo ongoing with charterers.
•Continued to develop pipeline of future FLNG opportunities with strong counterparties. Five incremental FLNG opportunities added to the four existing opportunities that continue to be developed.
•Entered into a collaboration agreement with Black & Veatch Corporation ("B&V") to research and, if appropriate, develop, solutions for the floating production of blue and green ammonia as well as carbon reduction in LNG production.

Hygo Energy Transition Ltd:

•Paul Hanrahan, former CEO of AES Corporation, appointed as CEO of Hygo.
•Received Installation License for the construction of the Barcarena power station and associated LNG Terminal.
•Awarded port concession for the long-term use of existing facilities in the Vila do Conde Port located in Barcarena.
•Signed MoU with Pará state distribution company for use of the Barcarena terminal to supply regional demand for cleaner fuels, replacing MoU with Norsk Hydro.
•Extensive forensic review of Hygo business conduct initiated by the Hygo Board. The work conducted by external experts has confirmed no issues of concern and robust corporate governance and compliance policies.

Outlook

LNG Shipping:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

We expect the Q4 2020 fleet TCE1 to be above $50,000 per day, with utilization above 80% based on fixtures to date and prevailing spot market conditions. Our shipping strategy continues to prioritize longer term utilization over short-term opportunities, but we remain adequately exposed to seasonal and other potential upside by virtue of some index linked charters within the portfolio. Golar has fixed around two thirds of available 2021 revenue days through a combination of fixed and floating rate charters. Following Golar Tundra's departure from the shipyard in October, no further dry-docks are scheduled for the fleet until 2023.

FLNG:

We will continue to focus on Gimi productivity and to manage re-schedule progress and safe working under COVID-19 restrictions. The project’s 4th dry dock is scheduled to commence in early December 2020.

The scheduled maintenance shutdown in October will not result in any reduction in Q4 FLNG earnings from Hilli Episeyo. We continue to work with our counterparts Perenco and SNH on potential solutions to increase throughput on the vessel. Subject to final signature from SNH, expected shortly, removal of the cap on feed gas available for liquefaction in Cameroon is an important step that will facilitate this. Additional revenue amounting to $5.1 million covering overproduction by the vessel in 2019 will be invoiced shortly after signature. Golar's strong operating track record has created a good relationship with our charterer which is facilitating constructive discussions with the target to prove up more reserves and increase utilization of the vessel. Should these discussions be concluded successfully, there will likely be a new risk aligned tariff payment for the additional volumes.

Golar will continue to develop its portfolio of FLNG opportunities featuring both its 3.5 and 5mtpa Mark III new build FLNG vessel designs as direct competitors to traditional large-scale onshore liquefaction facilities, in addition to marketing the proven Mark I solution. The project portfolio has grown considerably over the last few months and it is interesting to observe an increasing number of requests from oil majors seeking lower cost production solutions. Whilst it is difficult to see a Final Investment Decision ("FID") in 2021, this volume of enquiries creates confidence in the competitiveness of our FLNG products and the long-term future of this business. The lack of FIDs in the LNG business in recent years combined with strong demand will result in higher LNG prices that will likely generate additional interest in Golar's FLNG solutions.

Following the recent signing of the collaboration agreement with B&V, we will jointly work on solutions to further reduce the (already competitive) carbon footprint of our FLNGs and for the potential development of floating ammonia production.

Hygo Energy Transition Ltd:

The Hygo Board will consider the timing for a potential re-launch of the IPO which will be driven by market conditions, ongoing business operations and ongoing business development activity.

Hygo expects to take a FID on the Barcarena terminal before the end of the year based on the expressed interest for off-take volumes from industrial users. FID on the associated 605MW power station is expected to follow approximately 6-months after FID of the terminal.

Additionally, Hygo remains actively involved in the development of several other terminal opportunities in Brazil on a competitive basis, including terminals in Suape and Bahia. Further clarifications with regards to the final outcome of those processes are expected in the coming months.

Corporate:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Although postponed by recent events, Golar remains committed to the separation of Hygo and an IPO remains the primary route to achieve this, subject to approval of the Hygo board, ongoing business operations and business development activity. When concluded, the separation will represent the first step toward re-organizing and simplifying Golar’s structure.

Based on results achieved to date, Q4 adjusted EBITDA1 should show a solid improvement versus Q3. Golar group contract earnings backlog1 currently stands at $10.3 billion, of which Golar LNG Limited's pro-rata share amounts to $6.0 billion. The Board is pleased by the way the company has strategically positioned itself in this high growth market. Supported by the contract earnings backlog1 above, we anticipate further strong growth in adjusted EBITDA1. This together with a simplification of the corporate structure can unlock value and create a solid return to shareholders going forward.

Financial Review

Business Performance:

	2020
	Jul-Sep			Apr-Jun
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	40,628	54,524	95,152	47,718	54,524	102,242
Vessel operating expenses	(14,951)	(13,282)	(28,233)	(11,336)	(12,907)	(24,243)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(476)	—	(476)	(1,539)	—	(1,539)
Administrative expenses	(7,816)	(173)	(7,989)	(8,348)	(246)	(8,594)
Project development expenses	(1,136)	(31)	(1,167)	(982)	(266)	(1,248)
Other operating gains	—	—	—	532	—	532
Adjusted EBITDA(1)	16,249	41,038	57,287	26,045	41,105	67,150

Reconciliation to operating income
Unrealized gain (loss) on oil derivative instrument(2)	—	220	220	—	(11,810)	(11,810)
Depreciation and amortization	(14,890)	(11,985)	(26,875)	(14,997)	(11,985)	(26,982)
Operating income	1,359	29,273	30,632	11,048	17,310	28,358

(2) The line item "Realized and unrealized gain / (loss) on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized loss on oil derivative instrument". The unrealized component represents a mark-to-market gain of $0.2 million (June 30, 2020: $11.8 million loss) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $nil (June 30, 2020: $nil) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

Golar reports today Q3 operating income of $30.6 million compared to operating income of $28.4 million in Q2.

Total operating revenues decreased 7% from $102.2 million in Q2 to $95.2 million in Q3, partially mitigated by a decrease in voyage, charter hire and commission expenses, from $1.5 million in Q2 to $0.5 million in Q3. A COVID-19 induced closure of the shipyard where Golar Tundra was being dry-docked resulted in significant unscheduled off hire during the quarter and contributed to the reduction in fleet utilization, from 93% in Q2 to 80% in Q3. Low LNG prices also contributed to a large number of cargo cancellations, predominantly out of the US, that suppressed both shipping demand and spot rates, and reduced the daily rate achieved in respect of Golar's spot and index linked charters.

Revenue from vessel and other operations, including management fee income, net of voyage, charterhire and commission expenses, was $40.2 million and decreased by $6.0 million from $46.2 million in Q2. Further US cargo cancellations over summer, higher than normal European storage levels and weather related supply interruptions resulted in a slower than normal seasonal recovery in
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

shipping rates. From early August, supply outages in Australia and demand recovery in Asia boosted spot LNG prices that subsequently supported inter-basin trading. Sufficient available tonnage to meet near term demand meant that increased chartering activity for US loadings did not result in a meaningful increase in charter rates until later in the month. Hurricane related interruptions again constrained US supply in September, temporarily halting further increases in carrier rates whilst further boosting LNG prices. As production resumed, a widening west-east arbitrage quickly absorbed available vessels and freight rates resumed their upward seasonal trajectory toward the end of the quarter. The quarter began with quoted TFDE1 carrier headline spot rates at around $30k/day and ended with rates at around $59k/day. Delays to the seasonal recovery and a prolonged dry-dock of the Golar Tundra, offset by improved coverage as a result of a utilization focused strategy meant that full fleet TCE1 earnings decreased from $45,100 in Q2 2020 to $39,100 in Q3 2020, but increased relative to the $35,200 achieved in Q3 2019.

Operating revenues from FLNG Hilli Episeyo remained stable at $54.5 million, including base tolling fees and amortization of pre-acceptance amounts recognized.

As expected, vessel operating expenses at $28.2 million were higher than those of Q2 at $24.2 million.
Of the $4.0 million increase, $2.5 million is due to a non-recurring insurance recovery received in Q2 with the remainder largely attributable to catch-up repairs and maintenance carried out following the lifting of COVID restrictions over the northern hemisphere summer months.

Administrative expenses decreased by 8% from $8.6 million in Q2 to $8.0 million in Q3. This was driven by ongoing cost reduction measures. Project development expenses at $1.2 million for the quarter were in line with Q2. Depreciation and amortization, at $26.9 million was also in line with the prior quarter.

Net Income Summary:

	2020
(in thousands of $)	Jul-Sep	Apr-Jun
Operating income	30,632	28,358
Interest income	29	243
Interest expense	(16,093)	(17,003)
Gains(losses) on derivative instruments	(4,686)	4,864
Other financial items, net	1,997	(337)
Income taxes	(216)	(185)
Equity in net losses of affiliates	(3,559)	(139,365)
Net income attributable to non-controlling interests	(29,906)	(32,209)
Net loss attributable to Golar LNG Limited	(21,802)	(155,634)

In Q3, the group generated a $21.8 million net loss, compared to a Q2 net loss of $155.6 million. Key items contributing to this are:

•A $4.7 million Q3 loss on derivative instruments due to a further decline in LIBOR rates in the quarter, and foreign exchange rate movements.
•The $3.6 million loss in Q3 for equity in net losses of affiliates primarily comprises the following:
▪A $8.0 million net loss in respect of Golar's 50% share in Hygo; and
▪A $4.6 million net gain in respect of Golar's 32% share in Golar Partners. Q2 was negatively impacted by a $135.9 million impairment of our investment in the Partnership.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Net losses attributable to non-controlling interests relate to the Hilli Episeyo, the Gimi and the finance lease VIEs.

Financing and Liquidity:

Our cash position as at September 30, 2020 was $238.9 million. This was made up of $76.7 million of unrestricted cash and $162.2 million of restricted cash. Restricted cash includes $61.7 million relating to lessor-owned VIEs and $75.9 million relating to the Hilli Episeyo Letter of Credit, of which $15.2 million has been classified as short-term and is expected to be released to free cash in Q2 2021 when the next Hilli Episeyo production milestone is forecast to be met.

After repayment of the vessel debt facility, Golar expects to release a further $17 million of cash in December 2020 and $30 million in January 2021 following the sale of the converted FSRU LNG Croatia (formerly Golar Viking) to LNG Hrvatska.

Golar has received committed terms for a new $100 million credit facility secured by our shareholding in Hygo, to replace the current $150 million facility currently secured by our interest in Hygo. Golar is also in advanced discussions on a term sheet with a major bank for an additional $125 million credit facility, drawable upon the IPO of Hygo.

At the vessel level, the current providers of the Golar Seal facility have extended the financing to January 2022. The company has also received two financing proposals from financial institutions for an opportunistic refinancing of the Golar Frost. The proposed terms could potentially release up to $40 million of liquidity in Q1 2021, subject to approval and final documentation.

At the FLNG level, a gradual re-opening of Keppel Shipyard following the Singapore "circuit breaker" continued to limit construction progress during the quarter with milestones and payments impacted accordingly. Inclusive of $7.4 million of capitalized interest, $45.7 million was invested in FLNG Gimi during the quarter, taking the total invested as at September 30 to $598.7 million. Of this, $225.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are shown on a 100% basis. Progress at the yard has since accelerated and there are now in excess of 2,400 yard workers allocated to the project. Following the step up in construction activity, Golar has drawn down a further $75 million against this facility in Q4 to date.

Included within the $1,215.4 million current portion of long-term debt and short-term debt as at September 30 is $1,017.8 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with ten sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters:

As at September 30, 2020, there were 97.8 million shares outstanding. There were also 2.2 million outstanding stock options with an average price of $28.87 and 1.0 million unvested restricted stock units awarded.

Golar’s Annual General Meeting was held on September 24, 2020.

On September 24, 2020, a single purported Golar shareholder filed a putative class action lawsuit against us, our CEO and the former CEO of Hygo. The complaint generally alleges a violation of the Securities Exchange Act of 1934, as amended, through the use of false and/or misleading statements regarding, among other matters, Golar’s business operations and prospects in relation to the implication of Hygo’s former chief executive officer in certain allegations by the Brazilian government. The complaint seeks unspecified damages, attorneys’ fees and other costs. We believe that the allegations in the lawsuit are without merit and intend to vigorously contest the class action lawsuit.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Commercial Review

LNG Shipping:

The quarter commenced with JKM at around $2.15/mmbtu and quoted TFDE headline spot rates of around $30k/day. Further US cargo cancellations over the summer months and higher than normal European storage levels resulted in a slower seasonal recovery in shipping rates. Hurricane related interruptions also cut US supply in early September and contributed to a buildup of tonnage in the Atlantic. This temporarily halted carrier rate increases being seen from late August and further boosted LNG prices that were increasing as a result of earlier supply re-balancing. As production resumed, a widening of the west-east arbitrage quickly absorbed available vessels and freight rates resumed their upward seasonal trajectory. The quarter ended with JKM at around $5.15/mmbtu and quoted TFDE headline spot rates of around $59k/day.

Full utilization of available US export capacity and increasingly long haul trades are currently supported by strong winter demand in key Asian markets and further supply outages elsewhere, leading to higher LNG prices and widening regional price differentials into Q4. By late October there were limited prompt available vessels and TFDE spot rates for some voyages exceeded $100,000 per day. Golar has taken advantage of the opportunity to fix some of its available vessels on term charters. Based on fixtures to date and accounting for remaining off-hire in respect of the now completed Golar Tundra dry-dock and some unscheduled maintenance of another carrier, Golar currently expects Q4 fleet utilization in excess of 80% and a TCE1 of above $50,000 per day. Revenue backlog1 from shipping fixtures to date amounts to $198 million as at September 30, with around two thirds of available 2021 trading days now covered.

Up to 20-25 million tons of un-utilized liquefaction capacity may return to the market in 2021. Growing underlying demand and limited new nameplate capacity additions through to 2023 are expected to result in comparatively high LNG prices and a forecast 13% growth in 2021 ton-mile demand for shipping. This will help absorb the 49 vessels expected to deliver in 2021. From 2024, projects with a combined nameplate capacity of around 100mtpa are then scheduled to start-up in phases. Deferral of 2020 scheduled FID decisions for new liquefaction capacity, particularly in North America, continues to discourage new build orders. Of the limited number of vessels ordered in 2020 to date, most are from oil majors seeking to upgrade their fleets.

FLNG:

Golar is pleased to have resolved the FLNG Gimi force majeure event under the LOA with BP. A new construction schedule that includes revised milestone payment dates has also been agreed with the yard. The 11-month delay to the start date is expected to result in a $36 million increase in the conversion budget, up from $1.330 billion to $1.366 billion. All other conditions of the 20-year Lease and Operate Agreement remain unchanged.

FLNG Hilli Episeyo, which completed its 2-week scheduled maintenance shutdown in October, continues to maintain 100% commercial uptime. It recently offloaded its 47th cargo and continues to reliably deliver quarterly LNG tolling revenues, less operating costs, of around $40 million; 50% of which is for GLNG's account. Agreement has been reached with all parties to remove the 500bcf cap on feed gas available for liquefaction by Hilli Episeyo. Final signature from SNH is expected shortly. This is a key step toward a potential increase in utilization. Under the agreement, Perenco will pay for excess LNG produced to date. This equates to $5.1 million in additional revenue from COD through to the end of 2019, and any overproduction will continue to be billed going forward in Q1 each year.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Between July 2020 and the present date the number of potential new projects being actively discussed with charterers has materially increased. In most cases it is the potential counterparty who has approached Golar. The nine opportunities currently being discussed with financially strong counterparties are geographically spread and include potential deployments in West Africa, Asia, the Mediterranean and the Americas.

On November 18, 2020, Golar and B&V agreed to expand on their long-standing FLNG relationship and enter into a collaboration agreement in the field of floating ammonia production, carbon capture, and green LNG. Golar brings to the relationship its deep experience of delivering and operating paradigm shifting low cost floating LNG infrastructure that works, and B&V, as a leading provider of LNG technology also bring a deep expertise in green technologies. Within 2021, Golar and B&V will initially focus on floating ammonia production with carbon capture and storage (“Floating Blue Ammonia”) and will seek to establish the technical feasibility and commerciality of this methodology of developing hydrogen as a fuel. Any project development and implementation that follows the initial research and investigation stages above will be subject to a separate commercial agreement between the two companies.

Hygo Energy Transition Ltd (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream JV):

Although delayed by unforeseen events on September 24, Golar believes an IPO represents the best means of capturing the value of its downstream investment, depending on market conditions, ongoing business operations and ongoing business development activity. The allegations made against Hygo's former CEO Eduardo Antonello pre-date and do not, in any way, implicate his work at Hygo or indeed any other Golar group company. Conscious both of his need to address the allegations and of the escalating harm to the business by association, Mr. Antonello stepped away from his role as Hygo CEO on September 29 and was replaced by Paul Hanrahan on October 19. Mr. Hanrahan brings to Hygo extensive international experience from substantial power producing businesses, including more than 10 years as CEO of AES Corporation.

In response to the allegations, Hygo’s board initiated an internal review on September 25. The law firm Simpson Thacher & Bartlett LLP was retained by Hygo’s board to conduct the review with assistance from forensic accountants at FTI Consulting and the Brazilian law firm Demarest Advogados. The review included forensic accounting work and review of certain contracts, interviews with certain company personnel and representatives, and review of internal audit material, certain corporate card expenses and Hygo’s anti-corruption policies. The procedures undertaken by these advisors as part of the review did not identify evidence establishing bribery or other corrupt conduct involving Hygo.

Operational assets

Golar’s 50% proportionate share of Hygo's adjusted EBITDA1 for the quarter, amounted to $15.6 million. In September, 2020, the Sergipe Power Plant incurred damage to one of its four step-up transformers, which will temporarily reduce the plant’s capacity from 1.5 Gw to 1.0 Gw until a replacement transformer is installed, expected to happen in Q2 2021. CELSE maintains insurance to cover the cost of purchasing electricity from third parties to supply its customers for up to 8.25 months in the event that CELSE is unable to supply the electricity itself due to property damage at the Sergipe Power Plant. Such insurance is subject to customary terms and conditions, including retention and standard policy exceptions, which are expected to cover the cost of any electricity that CELSE may need to purchase while the transformer is unable to generate electricity.

Reduced levels of economic activity as a result of the COVID outbreak muted Brazilian demand for electricity which therefore suppressed power prices. As a result, the Sergipe power plant was not called upon to dispatch electricity and it was not profitable to sell merchant power during Q3. The plant has
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

not been called upon to dispatch during Q4, however consideration is being given to potential opportunities to dispatch the plant on a short-term basis for up to 1.0GW of merchant power in the coming weeks.

Small-scale LNG distribution using smaller vessels and LNG isotainers:

Hygo continues the roll-out of its small scale LNG distribution business. The appetite to gain access to cleaner cheaper LNG has not been impacted by recent events or higher LNG prices. Initial volumes are expected to be satisfied with LNG liquified by mini liquefaction solutions in the states of Bahia and Sao Paulo, which include the production of bio LNG. Additional supply points will be added from 2021 following the anticipated FID of the Barcarena and Suape terminals together with commencement of the Avenir small scale vessel charter that will link these new terminals and the FSRU Nanook to other potential markets. This small-scale vessel can carry offloaded LNG along coasts/up rivers and connect to onshore truck loading facilities where LNG can be transferred to ISO containers. These will then be distributed to industrial, commercial and residential off-takers which are underserved by traditional pipeline networks. In February 2020, Hygo entered into a strategic partnership to supply LNG volumes to BR Distribuidora (“BR”) for up to 15 years. BR and Hygo are progressing well with the formation of a joint venture to jointly facilitate the inland rollout of LNG supply to Brazil's transportation and industrial sectors across BR’s 7,600 fuel stations and 95 supply bases.

Growth projects

1) Barcarena Terminal and Power Plant: Hygo remains committed to supply gas to the State of Para in Northern Brazil, and, subsequent to the mutual termination of the MoU with Norsk Hydro, entered into a MoU with the regulated Local Distribution Company that has the exclusive rights to distribute natural gas in the state of Pará. Operations are expected to commence in 2022, and an associated 605 MW thermal power plant (previously contracted under a 25 year PPA) from 2025. Plans to commence construction of the terminal before year end and commence operations in 1H 2022 remain on track. Competitive quotes for the EPC contract have been received together with interest in providing attractive long term financing for the power station. A FID on the power plant component of the project is expected in first half of 2021.

2) Global Terminal Projects: In addition to several other Brazilian terminal projects, Hygo is pursuing more than fifteen terminal opportunities worldwide. Paul Hanrahan’s extensive experience and global network of contacts is expected to be particularly helpful for the prioritization of these opportunities and selection of the right business partners to work with for each.

Golar Partners (a non-consolidated affiliate of Golar LNG):

Golar Partners' Q3 total adjusted EBITDA1was in line with Q2. A smaller decrease in swap rates during the quarter reduced the $4.5 million Q2 mark-to-market loss on the Partnerships' interest rate swaps to a loss of $1.1 million in Q3. As a result, the Partnership reported an improved Q3 net income of $17.4 million compared to Q2 net income of $14.3 million.

Improved collection of outstanding accounts receivable combined with the reduction in distributions paid to common unitholders has also allowed the Partnership to accumulate cash, despite an increase in debt repayments. After amortization of the first $10.0 million in respect of the partnerships high yield bonds, cash and cash equivalents increased from $32.8 million at the end of Q2 to $42.3 million at the end of Q3. Subsequent to the quarter end, the Partnership has obtained credit approval from the lead banks in connection with the refinancing of the 7-vessel $800 million facility. As at September 30, 2020, $529 million was outstanding. This could be increased after a syndication exercise, which has now commenced.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Golar Partners agreed with Hygo on August 31 to terminate the existing omnibus agreement between the two parties and enter into a new cooperation agreement. The intention of the co-operation agreement is that both parties will work together to develop hub-spoke LNG terminal solutions utilizing Golar Partners’ available asset portfolio, where those assets are technically suitable. The terms and structure of the commercial cooperation will be worked on a project by project basis given the customized nature of each potential terminal. As well as leverage the expertise of the Hygo team to develop FSRU terminals and parcel regasification demand, this agreement will, alongside normal FSRU tendering activity, increase the Partnership’s re-contracting options, and provide an opportunity to potentially earn higher returns than standard FSRU contracts in the current market. It will also allow Hygo to more quickly diversify its markets without needing to incur significant upfront CAPEX in the process.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses)/ income of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortization
+ Impairment of long-term assets
+ Amount invoiced under sales-type lease
		+/- Share of affiliates' EBITDA (only applicable in calculating Hygo's consolidated adjusted EBITDA)	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash	In consolidating the lessor VIEs, we also consolidate their cash position. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated MTM liability.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Reconciliations - Performance Measures (Adjusted EBITDA)

	2020	2020	2020	2019	2019
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
Net loss attributable to Golar LNG Limited	(21,802)	(155,634)	(281,683)	(82,301)	(236,724)
Net financial expense	18,753	12,233	105,262	39,256	110,304
Income taxes	216	185	598	274	655
Equity in net losses of affiliates	3,559	139,365	180,860	7,761	47,630
Net income attributable to non-controlling interests	29,906	32,209	75,111	21,344	69,898
Operating income/ (loss)	30,632	28,358	80,148	(13,666)	(8,237)
Adjusted for:
Unrealized loss/(gain) on oil derivative instrument	(220)	11,810	39,400	44,170	43,420
Depreciation and amortization	26,875	26,982	81,097	28,428	84,712
Impairment of long-term assets	—	—	—	—	41,597
Adjusted EBITDA	57,287	67,150	200,645	58,932	161,492

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2020		2020	2019
(in thousands of $)	Jul-Sep		Apr-Jun	Jul-Sep
	TFDEs excluding dry dock
Total operating revenues	95,152	95,152	102,242	98,670
Less: Liquefaction services revenue	(54,524)	(54,524)	(54,524)	(54,524)
Less: Vessel and other management fees	(5,046)	(5,046)	(5,131)	(5,345)
Time and voyage charter revenues	35,582	35,582	42,587	38,801
Less: Steam LNG carrier time and voyage charter revenues	(2,855)	—	—	—
Less: Voyage and commission expenses	(476)	(476)	(1,539)	(5,603)
	32,251	35,106	41,048	33,198
Calendar days less scheduled off-hire days	899	899	910	943
Less: Steam LNG carrier and Tundra calendar days less scheduled off-hire days	(163)	—	—	—
Net calendar days less scheduled off-hire	736	—	—	—
Average daily TCE rate (to the closest $100)	43,800	39,100	45,100	35,200

Reconciliations - Liquidity Measures (Adjusted Net Debt)

(in thousands of $)	September 30, 2020	June 30, 2020	September 30, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,541,773	2,544,865	2,554,392
Less
Cash and cash equivalents	(76,696)	(128,661)	(250,153)
Restricted cash and short-term deposits - current and non-current portion	(162,199)	(136,535)	(375,276)
Net debt as calculated by GAAP	2,302,878	2,279,669	1,928,963
VIE consolidation adjustment	255,936	255,129	139,841
VIE restricted cash	61,738	39,987	104,461
Deferred finance charges	29,227	31,063	12,747
TRS restricted cash (1)	—	—	108,920
Total Adjusted Net Debt	2,649,779	2,605,848	2,294,932
Less: Golar Partners' share of the Hilli contractual debt	(397,500)	(405,750)	(430,500)
Less: Keppel's share of the Gimi debt	(67,500)	(67,500)	—
GLNG's share of Adjusted Net Debt	2,184,779	2,132,598	1,864,432
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

Reconciliations - Liquidity Measures (Contractual Net Debt)

(in thousands of $)	September 30, 2020	June 30, 2020	September 30, 2019
Total debt (current and non-current) net of deferred finance charges	2,541,773	2,544,865	2,554,392
VIE consolidation adjustments	255,936	255,129	139,841
Deferred finance charges	29,227	31,063	12,747
Total Contractual Debt	2,826,936	2,831,057	2,706,980
Less: Golar Partners' share of the Hilli contractual debt	(397,500)	(405,750)	(430,500)
Less: Keppel's share of the Gimi debt	(67,500)	(67,500)	—
GLNG's share of Contractual Debt	2,361,936	2,357,807	2,276,480
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Non-US GAAP Measures Used in Forecasting
Distribution coverage ratio: As defined in Golar LNG Partners LP most recent quarterly earnings release (Form 6-K), section "Appendix A - Non-GAAP Financial Measures and Definitions".

Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Golar Group Contract Earnings Backlog: Golar Group Contract earnings backlog represents the Golar family’s share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements are excluded. For contracts, which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Earnings backlog where we assumed operating costs of approximately $144kpd.  For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli (44.5% of the Common Unit entitlement). No contracted fee income is included for T3 or for the Hilli oil derivative. For Golar Group Contract Earnings Backlog, the backlog of the Partnership and Hygo are included on a 100% basis using the same principals that we apply to the GLNG contract earnings backlog. The main assumption for Hygo is a USD:BRL FX rate of 4.5. For these equity accounted investments, when their contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement “Equity in net earnings/(losses) of affiliates”. As Golar is positioned as an integrated LNG company, management believes that this metric is useful as it allows people to understand the total contracted earning backlog, based on asset performance, across the entire LNG value chain. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects, it also excluded items such as G&A and other non-cash accounting adjustments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Golar LNG Limited's pro-rata share of Golar Group Contract Earnings Backlog: GLNG’s share of Contract Earnings Backlog adjusts the Golar Group Contract Earnings Backlog to include GLNG’s proportionate share of the contract earnings backlog of our equity accounted investments. This means that only 32.2% of the Partnership’s Contracted Earnings and 50% of Hygo’s contracted earnings backlog are included. For these equity accounted investments, when their contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement “Equity in net earnings/(losses) of affiliates”. As Golar is positioned as an integrated LNG company, management believes that this metric is useful as it allows people to understand GLNG’s share of the total contracted earning backlog, based on asset performance, across the entire LNG value chain. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects, it also excluded items such as G&A and other non-cash accounting adjustments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Definitions
TFDE: Tri-fuel Diesel Electric
FSRU: Floating Storage Regasification Unit
JKM: Japan Korea Marker
CAGR: Compound Annual Growth Rate

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•changes in our ability to obtain additional financing or refinancing of our existing debt, including our Term Loan facility and Margin Loan facility, each scheduled to mature in December 2020, and our 2017 convertible bonds, on acceptable terms or at all;
•changes in our ability to comply with the covenants contained in the agreements governing our future or existing indebtedness;
•our inability and that of our counterparty to meet our respective obligations under the Lease Operate Agreement (“LOA”) entered into in connection with the BP Greater Tortue/Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects, and other contracts to which we are a party;
•our ability to realize the expected benefits from acquisitions and investments we have made and may make in the future;
•changes in the timeliness of the completion of the LNG Croatia (formerly known as the Golar Viking) commissioning and subsequent acceptance by the customer;
•our ability to enter into contracts with third parties to fully utilize the Hilli Episeyo;
•the length and severity of outbreaks of pandemics, including the ongoing worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operation of our charters, our global operations including impact to our vessel operating costs and our business in general;
•Hygo Energy Transition Ltd.’s (“Hygo”) (formerly known as Golar Power Limited) ability to operate the Sergipe power station project and related floating storage and regasification unit (“FSRU”) contract and to execute its downstream LNG distribution and merchant power sales plans;
•Hygo’s ability to successfully complete an initial public offering (“IPO”) of its common shares.
•changes in our relationship with Golar LNG Partners LP (“Golar Partners”), Hygo or Avenir LNG Limited (“Avenir”) and the sustainability of any distributions they pay to us;
•any adverse effects on us, including reputational harm, or the value of our investment in Hygo, as a result of the implication of Hygo’s former chief executive officer, Eduardo Antonello, who resigned from his position with Hygo in October 2020, in certain allegations by the Brazilian government concerning alleged improper payments made in Brazil pre-dating Mr. Antonello’s relationship with Hygo;
•the outcome of any pending or future legal proceedings to which we are a party;

•approval of amendments to agreements with our engineering, procurement and construction contractors and lending banks to adjust the construction and financing schedules relating to the Gimi GTA Project;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, floating liquefaction natural gas vessel (“FLNG”), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•continuing volatility of commodity prices;
•a decline or continuing weakness in the global financial markets;
•fluctuations in currencies and interest rates;
•our ability to close potential future sales of additional equity interests in our vessels, including the FLNG Gimi on a timely basis or at all;
•changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all and our ability to obtain the benefits that may accrue to us as the result of such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in general domestic and international political conditions, particularly in regions where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels or convert existing vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•changes in our ability to sell vessels to Golar Partners or Hygo;
•changes to rules and regulations, applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission ("Commission"), including our most recent Annual Report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 30, 2020
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	2020	2020	2020	2019
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	35,582	42,587	141,154	106,832
Time charter revenues - collaborative arrangement	—	—	—	23,359
Liquefaction services revenue	54,524	54,524	163,572	163,572
Vessel and other management fees	5,046	5,131	15,227	15,939
Total operating revenues	95,152	102,242	319,953	309,702

Vessel operating expenses	(28,233)	(24,243)	(82,709)	(90,463)
Voyage, charterhire and commission expenses	(476)	(1,539)	(6,842)	(17,597)
Voyage, charterhire and commission expenses - collaborative arrangement	—	—	—	(18,933)
Administrative expenses	(7,989)	(8,594)	(26,724)	(40,337)
Project development expenses	(1,167)	(1,248)	(6,104)	(1,957)
Depreciation and amortization	(26,875)	(26,982)	(81,097)	(84,712)
Impairment of long-term assets	—	—	—	(41,597)
Total operating expenses	(64,740)	(62,606)	(203,476)	(295,596)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil derivative instrument	220	(11,810)	(36,861)	(31,441)
Other operating gains	—	532	532	9,098
Operating income/(loss)	30,632	28,358	80,148	(8,237)

Financial income/(expense)
Interest income	29	243	1,432	9,146
Interest expense	(16,093)	(17,003)	(54,137)	(77,096)
(Losses)/gains on derivative instruments	(4,686)	4,864	(54,543)	(38,037)
Other financial items, net	1,997	(337)	1,986	(4,317)
Net financial expense	(18,753)	(12,233)	(105,262)	(110,304)

Income/(loss) before income taxes, equity in net income/(losses) of affiliates and non-controlling interests	11,879	16,125	(25,114)	(118,541)
Income taxes	(216)	(185)	(598)	(655)
Equity in net losses of affiliates	(3,559)	(139,365)	(180,860)	(47,630)

Net income/(loss)	8,104	(123,425)	(206,572)	(166,826)
Net income attributable to non-controlling interests	(29,906)	(32,209)	(75,111)	(69,898)

Net loss attributable to Golar LNG Limited	(21,802)	(155,634)	(281,683)	(236,724)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2020	2020	2020	2019
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Net income/(loss)	8,104	(123,425)	(206,572)	(166,826)

Other comprehensive income/(loss):
Gain/(loss) associated with pensions, net of tax	52	52	156	(174)
Share of affiliates comprehensive (loss)/income	(1,191)	(3,031)	(22,289)	(6,450)
Other comprehensive (loss)/income	(1,139)	(2,979)	(22,133)	(6,624)
Comprehensive income/(loss)	6,965	(126,404)	(228,705)	(173,450)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	(22,941)	(158,613)	(303,816)	(243,348)
Non-controlling interests	29,906	32,209	75,111	69,898
Comprehensive income/(loss)	6,965	(126,404)	(228,705)	(173,450)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2020	2019
	Sep-30	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	76,696	222,123
Restricted cash and short-term deposits (1)	100,748	111,545
Other current assets	32,522	35,978
Amounts due from related parties	6,493	1,743
Total current assets	216,459	371,389
Non-current assets
Restricted cash	61,451	76,744
Investments in affiliates	303,629	508,805
Asset under development	763,507	434,248
Vessels and equipment, net	3,006,800	3,160,549
Other non-current assets	34,092	80,409
Total assets	4,385,938	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,215,377)	(1,241,108)
Amounts due to related parties	(3,926)	(11,790)
Other current liabilities	(204,735)	(191,051)
Total current liabilities	(1,424,038)	(1,443,949)
Non-current liabilities
Long-term debt (1)	(1,326,396)	(1,294,719)
Other long-term liabilities	(134,972)	(142,650)
Total liabilities	(2,885,406)	(2,881,318)

Equity
Stockholders' equity	(1,182,046)	(1,498,261)
Non-controlling interests	(318,486)	(252,565)

Total liabilities and stockholders' equity	(4,385,938)	(4,632,144)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	8,104	(123,425)	(206,572)	(166,826)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,875	26,982	81,097	84,712
Impairment of non-current assets	—	—	—	7,347
Impairment of long-lived assets	—	—	—	34,250
Amortization of deferred charges and debt guarantees	(136)	1,271	3,037	4,528
Equity in net losses of affiliates	3,559	139,365	180,860	47,630
Dividends received	(460)	460	—	202
Dry-docking expenditure	(857)	(2,539)	(8,400)	(15,962)
Compensation cost related to employee stock awards	1,480	1,589	4,251	7,127
Net foreign exchange losses	311	581	613	1,089
Change in fair value of derivative instruments	2,328	(6,135)	50,903	43,735
Change in fair value of oil derivative instrument	(220)	11,810	39,400	43,420
Change in assets and liabilities:
Trade accounts receivable	110	(203)	7,017	47,066
Inventories	(752)	(2,168)	(3,195)	1,416
Other current and non-current assets	(7,586)	(8,650)	(16,713)	(13,185)
Amounts due to related companies	5,339	(6,110)	(1,303)	(4,025)
Trade accounts payable	(276)	(231)	2,542	(1,263)
Accrued expenses	4	8,297	6,013	(48,116)
Other current and non-current liabilities	2,698	(1,169)	(53,151)	(1,594)
Net cash provided by operating activities	40,521	39,725	86,399	71,551
INVESTING ACTIVITIES
Additions to vessels and equipment	(167)	(2,826)	(3,696)	(17,333)
Additions to asset under development	(55,931)	(47,158)	(211,167)	(145,358)
Additions to investments in affiliates	(274)	(7,762)	(10,726)	(17,269)
Dividends received	920	—	10,124	27,410
Short-term loan advanced to related parties	—	(15,000)	(40,000)	—
Proceeds from repayment of short-term loan advanced to related parties	—	20,000	40,000	—
Proceeds from disposals to Golar Partners	—	—	—	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	7,098	—	7,098	77,086
Proceeds from disposal of fixed assets	—	—	—	3,160
Net cash used in investing activities	(48,354)	(52,746)	(208,367)	(62,652)
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	27,932	138,156	539,307	394,278
Repayments of short-term and long-term debt	(36,831)	(155,409)	(548,623)	(420,040)
Cash dividends paid	(6,258)	(5,030)	(16,020)	(60,185)
Financing costs paid	(3,311)	(2,856)	(7,563)	(1,784)
Purchase of treasury shares	—	—	(16,650)	—
Net cash used in financing activities	(18,468)	(25,139)	(49,549)	(87,731)
Net decrease in cash, cash equivalents and restricted cash	(26,301)	(38,160)	(171,517)	(78,832)
Cash, cash equivalents and restricted cash at beginning of period	265,196	303,356	410,412	704,261
Cash, cash equivalents and restricted cash at end of period	238,895	265,196	238,895	625,429

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(236,724)	(236,724)	69,898	(166,826)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(15,707)	(44,517)
Employee stock compensation	—	—	7,601	—	—	—	7,601	—	7,601
Forfeiture of employee stock compensation	—	—	(473)	—	—	—	(473)	—	(473)
Proceeds from subscription if equity interest in Gimi MS Corporation	—	—	9,989	—	—	—	9,989	67,097	77,086
Other comprehensive loss	—	—	—	—	(6,624)	—	(6,624)	—	(6,624)

Balance at September 30, 2019	101,303	(20,483)	1,874,313	200,000	(35,136)	(629,913)	1,490,084	201,954	1,692,038

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(281,683)	(281,683)	75,111	(206,572)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	4,354	—	—	—	4,427	—	4,427
Forfeiture of employee stock compensation	—	—	(176)	—	—	—	(176)	—	(176)
Proceeds from subscription if equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	7,098	7,098
Other comprehensive loss	—	—	—	—	(22,133)	—	(22,133)	—	(22,133)
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)

Balance at September 30, 2020	97,876	—	1,880,245	200,000	(56,999)	(939,076)	1,182,046	318,486	1,500,532
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at September 30, 2020	GLNG's share of contractual debt as at September 30, 2020		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	379,697		379,697	—		—
Term facility	150,000		150,000	(150,000)		(150,000)
Margin loan	30,000		30,000	(30,000)		(30,000)
Golar Arctic	38,296		38,296	(7,294)		(7,294)
Golar Frost	71,120		71,120	(10,942)		(10,942)
Gimi	225,000	70%	157,500	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	148,500		148,500	(7,300)		(7,300)
Golar Kelvin	150,803		150,803	(7,192)		(7,192)
Golar Ice	151,360		151,360	(7,175)		(7,175)
Golar Snow	150,803		150,803	(7,192)		(7,192)
Golar Crystal	93,544		93,544	(5,851)		(5,851)
Golar Tundra	117,337		117,337	(117,337)		(117,337)
Golar Seal	108,300		108,300	(7,500)		(7,500)
Hilli Episeyo	795,000	50%	397,500	(66,000)	50%	(33,000)
LNG Croatia	113,468		113,468	(113,468)		(113,468)
Golar Bear	103,708		103,708	(9,286)		(9,286)

Total Contractual Debt	2,826,936		2,361,936	(546,537)		(513,537)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2020	2021	2022	2023	2024

Non-VIE debt
2017 convertible bonds	—	—	(402,500)	—	—
Term facility	(150,000)	—	—	—	—
Margin loan	(30,000)	—	—	—	—
Golar Arctic	(1,824)	(7,294)	(7,294)	(7,294)	(14,590)
Golar Frost	(5,471)	(10,942)	(10,942)	(10,942)	(15,333)
Gimi	—	—	—	—	(43,750)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(1,826)	(7,424)	(8,033)	(8,030)	(123,187)
Golar Kelvin	(1,786)	(7,314)	(7,761)	(8,392)	(7,319)
Golar Ice	(1,738)	(7,272)	(7,717)	(8,346)	(7,269)
Golar Snow	(1,786)	(7,314)	(7,761)	(8,392)	(7,319)
Golar Crystal	(1,443)	(5,920)	(6,219)	(6,520)	(6,837)
Golar Tundra (1)	(3,247)	(114,090)	—	—	—
Golar Seal (1)	(1,800)	(7,600)	(98,900)	—	—
Hilli Episeyo	(16,500)	(66,000)	(66,000)	(66,000)	(66,000)
LNG Croatia	(113,468)	—	—	—	—
Golar Bear	(2,321)	(9,286)	(9,286)	(9,286)	(9,286)

Total Contractual Capital Repayments	(333,210)	(250,456)	(632,413)	(133,202)	(300,890)

(1) The Tundra and Seal facility's put option requires us to find a replacement charter for the Golar Tundra and the Golar Seal by June 2021 and January 2022, respectively or we could be required to refinance the vessels.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2020	December 31, 2019

Restricted cash and short-term deposits	61,738	34,947

Current portion of long-term debt and short-term debt	1,017,787	963,005
Long-term debt	656,039	617,124
Total debt, net of deferred finance charges	1,673,826	1,580,129

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.